                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

                                Soft Care EC Inc.

                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated May 15, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SoftCare EC Inc.
                                                     (Registrant)

Date: 16 May 2002                                 By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO

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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                               SYMBOLS: SCE-TSXV
                                                                       SFCEF-OTC
                                                                        NR-02-09
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                      SOFTCARE ANNOUNCES PRIVATE PLACEMENT
                      ------------------------------------

North Vancouver, British Columbia, May 15, 2002 - SoftCare EC Inc. (TSXV:SCE, OTC:SFCEF), www.softcare.com announces that 1,000,000 of its common shares were crossed on the TSX Venture Exchange today, at a price of $0.14 per share. The purchase and sale of the common shares was co-ordinated by a member broker of the TSX Venture Exchange on behalf of the Company and the selling shareholder.

The proceeds from the sale of the common shares will, subject to regulatory approval, be used to fund, in part, a proposed non-brokered private placement of up to 1,200,000 Units at a price of $0.11 per Unit, for total proceeds of up to $132,000. Each Unit is comprised of one share and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional share of the Company for a period of two years at a price of $0.13 per share. The proceeds of the private placement will be used for general working capital to further advance the Company's business objectives.


SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/S/ Martyn A. Armstrong
-----------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.